===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                   FORM 11-K

                                  -----------

(Mark One)
[ ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                                       OR

[X]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from October 1, 1997 to December 31, 1997
                         Commission File Number 1-6098

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            DANIEL INDUSTRIES, INC.
                         EMPLOYEES' PROFIT SHARING AND
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DANIEL INDUSTRIES, INC.
                              9753 PINE LAKE DRIVE
                              HOUSTON, TEXAS 77055

===============================================================================

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     DANIEL INDUSTRIES, INC.
                                     EMPLOYEES' PROFIT SHARING
                                     AND SAVINGS PLAN



Date    June 28, 1999                By /s/ James Hall
      --------------------              --------------------------------------
                                        James Hall
                                        Member of the Administrative
                                        Committee



Date    June 28, 1999                By /s/ Wilfred Krenek
      --------------------              --------------------------------------
                                        Wilfred Krenek
                                        Member of the Administrative
                                        Committee



Date    June 28, 1999                By /s/ Bela Vaczi
      --------------------              --------------------------------------
                                        Bela Vaczi
                                        Member of the Administrative
                                        Committee



Date    June 28, 1999                By /s/ Michael R. Yellin
      --------------------              --------------------------------------
                                        Michael R. Yellin
                                        Member of the Administrative
                                        Committee

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Members and
Administrative Committee of
Daniel Industries, Inc.
Employees' Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan ("the Plan") at December 31, 1997 and September 30, 1997, and the changes in net assets available for benefits for the three month period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statement of changes in net asets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 28, 1999

                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 Statement of Net Assets Available for Benefits
                              with Fund Information

                                                                                  December 31, 1997
                                                ------------------------------------------------------------------------------------
                                                 Fidelity
                                                 Retirement                   Fidelity
                                                 Government     Fidelity       Growth                     Fidelity
                                                   Money       Intermediate      &           Fidelity     Blue Chip
                                                   Market         Bond         Income        Puritan       Growth        Fidelity
                                                  Portfolio*      Fund*       Portfolio*       Fund         Fund*       Contrafund*
                                                 -----------   -----------   -----------   -----------   -----------   ------------

Investments at fair market value:

     Mutual funds                                $ 2,653,939   $ 6,031,922  $ 17,215,655   $ 1,533,655   $ 4,711,801   $ 4,298,950

    Sponsor Stock Fund
    (Not Member directed)                               --            --            --            --            --            --

    Sponsor Stock Fund
    (Member directed)                                   --            --            --            --            --            --

    Loans to Members                                    --            --            --            --            --            --
                                                 -----------   -----------  ------------   -----------   -----------   -----------

  Total investments at fair market value           2,653,939     6,031,922    17,215,655     1,533,655     4,711,801     4,298,950


Employee contributions receivable                     10,759         7,944        43,369        15,476        44,722        28,704

Employer contributions receivable                       --              13           155            10            37            82
                                                 -----------   -----------  ------------   -----------   -----------   -----------

     Net assets available for benefits           $ 2,664,698   $ 6,039,879  $ 17,259,179   $ 1,549,141   $ 4,756,560   $ 4,327,736
                                                 ===========   ===========  ============   ===========   ===========   ===========


                                                                                  December 31, 1997
                                                    -------------------------------------------------------------------------------
                                                                   Spartan
                                                    Sponsor      U.S. Equity      Janus
                                                     Stock         Index        Worldwide     Loans to    Unallocated
                                                     Fund *         Fund          Fund        Members       Amounts        Total
                                                   -----------   ----------     -----------  ----------    ----------   -----------
Investments at fair market value:

     Mutual funds                                  $      --      $  946,975     $ 122,841    $     --     $      --    $37,515,738

    Sponsor Stock Fund
    (Not Member directed)                            7,883,871          --            --            --            --      7,883,871

    Sponsor Stock Fund
    (Member directed)                                2,302,541          --            --            --            --      2,302,541

    Loans to Members                                      --            --            --         598,787          --        598,787
                                                   -----------   -----------   -----------   -----------   -----------  -----------

  Total investments at fair market value            10,186,412       946,975       122,841       598,787          --     48,300,937


Employee contributions receivable                        8,808         2,709           903          --               0      163,394

Employer contributions receivable                       39,346           131            90          --               0       39,864
                                                   -----------   -----------   -----------   -----------   -----------  -----------

     Net assets available for benefits             $10,234,566    $  949,815     $ 123,834     $ 598,787    $        0  $48,504,195
                                                   ===========   ===========   ===========   ===========   ===========  ===========





* Denotes Plan holdings which represent 5% or more of the Plan's net assets available for benefits.





    The accompanying notes are an integral part of the financial statements.

                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                                                       SEPTEMBER 30, 1997
                                               -------------------------------------------------------------------
                                                 FIDELITY
                                                RETIREMENT                   FIDELITY
                                                GOVERNMENT     FIDELITY       GROWTH                   FIDELITY
                                                  MONEY      INTERMEDIATE       &         FIDELITY     BLUE CHIP
                                                  MARKET        BOND         INCOME       PURITAN        GROWTH
                                                PORTFOLIO*      FUND*       PORTFOLIO*       FUND         FUND*
                                               -----------   -----------   ------------   ---------   -----------
Investments at fair market value:

    Mutual funds                               $ 2,657,973   $ 5,965,626   $ 16,880,329  $ 1,564,464  $ 4,744,947

    Sponsor Stock Fund
    (Not Member directed)                                -             -              -            -            -

    Sponsor Stock Fund
    (Member directed)                                    -             -              -            -            -

    Loans to Members                                     -             -              -            -            -

                                               -----------  ------------  -------------  ----------- ------------
  Total investments at fair market value         2,657,973     5,965,626     16,880,329    1,564,464    4,744,947


Employee contributions receivable                    8,159         6,424         33,723       12,650       35,536

Employer contributions receivable                        -             -              -           -             -
                                               -----------  ------------  -------------  ----------- ------------

     NET ASSETS AVAILABLE FOR BENEFITS         $ 2,666,132  $  5,972,050  $  16,914,052  $ 1,577,114 $  4,780,483
                                               ===========  ============  =============  =========== ============


                                                                       SEPTEMBER 30, 1997
                                          ------------------------------------------------------------------------



                                                            SPONSOR
                                            FIDELITY         STOCK         LOANS TO     UNALLOCATED
                                          CONTRAFUND*        FUND*         MEMBERS        AMOUNTS        TOTAL
                                          -------------   ------------   -----------    ------------  -----------
Investments at fair market value:

    Mutual funds                           $ 4,648,055  $           -  $          -   $           -   $ 36,461,394

    Sponsor Stock Fund
    (Not Member directed)                            -      8,006,760             -               -      8,006,760

    Sponsor Stock Fund
    (Member directed)                                -      2,118,999             -               -      2,118,999

    Loans to Members                                 -              -       587,816               -        587,816
                                         -------------   ------------   -----------    ------------   ------------
  Total investments at fair market value     4,648,055     10,125,759       587,816               -     47,174,969


Employee contributions receivable               24,869          7,506             -               -        128,867

Employer contributions receivable                    -         31,765             -         800,000        831,765
                                         =============   ============   ===========    ============   ============

     NET ASSETS AVAILABLE FOR BENEFITS   $   4,672,924   $ 10,165,030   $   587,816    $    800,000   $ 48,135,601
                                          =============  ============   ===========    ============   ============


* Denotes Plan holdings which represent 5% or more of the Plan's net assets available for benefits.


    The accompanying notes are an integral part of the financial statements.

                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                                               THREE MONTH PERIOD ENDED DECEMBER 31, 1997
                                              ----------------------------------------------------------------------------
                                               FIDELITY
                                              RETIREMENT                FIDELITY
                                              GOVERNMENT    FIDELITY     GROWTH                    FIDELITY
                                                MONEY     INTERMEDIATE     &        FIDELITY       BLUE CHIP
                                                MARKET        BOND       INCOME     PURITAN         GROWTH        FIDELITY
                                              PORTFOLIO       FUND      PORTFOLIO     FUND           FUND         CONTRAFUND
                                              ----------  -----------  -----------  ---------      ---------     --------------

ADDITIONS TO NET ASSETS:

  Investment income:

    Cash dividends                         $   35,375   $    95,485   $    171,746    $   44,909   $   80,066   $    353,732
    Interest on loans to Members                  595           767          3,332         1,013        2,809          1,799
    Interest                                    1,407         3,894          9,963           792        2,463          2,460
    Net appreciation/(depreciation)                 -        28,838        433,991        (6,572)     (19,923)      (401,928)
                                           ----------   -----------   ------------   -----------  -----------   ------------

     Total investment income/(loss)            37,377       128,984        619,032        40,142       65,415        (43,937)

   Contributions:
      Participating employees                  29,583        21,983        125,259        44,134      130,713         84,649
      Participating employers                       -            13            155            10           37             82
      Rollover from qualified plans                 -             -          5,001         5,169        9,665            505
    Repayments on loans to Members              1,944         3,414         12,509         4,654       11,505          7,036
                                           ----------   -----------   ------------   -----------  -----------   ------------

     TOTAL ADDITIONS                           68,904       154,394        761,956        94,109      217,335         48,335
                                           ----------   -----------   ------------   -----------  -----------   ------------

DEDUCTIONS FROM NET ASSETS:

    Member distributions                      (19,606)      (20,928)      (115,939)      (75,953)    (236,996)      (312,264)
    Loans to Members                           (4,689)       (6,079)       (21,241)       (7,837)     (19,855)       (11,220)
    Administrative expenses                    (4,136)         (400)        (1,066)         (961)        (114)           (24)
                                           ----------   -----------   ------------   -----------  -----------   ------------


     TOTAL DEDUCTIONS                         (28,431)      (27,407)      (138,246)      (84,751)    (256,965)      (323,508)
                                           ----------   -----------   ------------   -----------  -----------   ------------


Interfund transfers                          (210,461)      (99,901)      (461,963)      (97,161)    (153,727)      (188,579)
                                           ----------   -----------   ------------   -----------  -----------   ------------


Allocation of prior year
    employer contribution                     168,554        40,743        183,380        59,830      169,434        118,564
                                          -----------   -----------   ------------   -----------  -----------   ------------


INCREASE (DECREASE) IN NET ASSETS              (1,434)       67,829        345,127       (27,973)     (23,923)      (345,188)


NET ASSETS AVAILABLE FOR BENEFITS
    AT THE BEGINNING OF YEAR                2,666,132     5,972,050     16,914,052     1,577,114    4,780,483      4,672,924
                                          -----------   -----------   ------------   -----------  -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT THE END OF YEAR                    $ 2,664,698   $ 6,039,879   $ 17,259,179   $ 1,549,141  $ 4,756,560   $  4,327,736
                                          ===========   ===========   ============   ===========  ===========   ============

                                                               THREE MONTH PERIOD ENDED DECEMBER 31, 1997
                                            ---------------------------------------------------------------------------
                                                            SPARTAN
                                              SPONSOR     U.S. EQUITY   JANUS
                                               STOCK        INDEX      WORLDWIDE    LOANS TO   UNALLOCATED
                                               FUND(a)       FUND        FUND        MEMBERS     AMOUNTS       TOTAL
                                            -----------   ----------  ---------   -----------  -----------  ----------

ADDITIONS TO NET ASSETS:

  Investment income:

    Cash dividends                          $         -  $     6,053 $    6,600  $        -   $         -  $   793,966
    Interest on loans to Members                    642            6          0           -             -       10,963
    Interest                                      1,243          390         41           -             -       22,653
    Net appreciation/(depreciation)            (110,367)      10,031    (10,450)          -             -      (76,380)
                                            ------------ ----------- ----------  ----------   -----------  -----------

     Total investment income/(loss)            (108,482)      16,480     (3,809)          -             -      751,202

   Contributions:
      Participating employees                    28,036        7,125      2,295           -             -      473,777
      Participating employers                   115,758          131         90           -             -      116,276
      Rollover from qualified plans                   -            -          -           -             -       20,340
    Repayments on loans to Members                2,964           19          -     (44,045)            -            -
                                            ------------ ----------- ----------  ----------   -----------  -----------

     TOTAL ADDITIONS                             38,276       23,755     (1,424)    (44,045)            -    1,361,595
                                            ------------ ----------- ----------  ----------   -----------  -----------

DEDUCTIONS FROM NET ASSETS:

    Member distributions                       (183,326)           -          -     (20,284)            -     (985,296)
    Loans to Members                             (4,379)           -          -      75,300             -            -
    Administrative expenses                      (1,004)           -          -           -             -       (7,705)
                                            ------------ ----------- ----------  ----------   -----------  -----------


     TOTAL DEDUCTIONS                          (188,709)           -          -      55,016             -     (993,001)
                                            ------------ ----------- ----------  ----------   -----------  -----------


Interfund transfers                             178,230      912,000    121,562           -             -            -
                                            ------------ ----------- ----------  ----------   -----------  -----------


Allocation of prior year
    employer contribution                        41,739       14,060      3,696           -      (800,000)           -
                                            ------------ ----------- ----------  ----------   -----------  -----------


INCREASE (DECREASE) IN NET ASSETS                69,536      949,815    123,834      10,971      (800,000)     368,594


NET ASSETS AVAILABLE FOR BENEFITS
    AT THE BEGINNING OF YEAR                  10,165,030           -          -     587,816       800,000    48,135,601
                                            ------------ ----------- ----------  ----------   -----------  ------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT THE END OF YEAR                      $ 10,234,566 $   949,815 $  123,834  $  598,787   $         0  $ 48,504,195
                                            ============ =========== ==========  ==========   ===========  ============



(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed. In addition, the portion of this fund which is attributable to assets held by the Plan, as of June 30, 1995, as a result of Discretionary Employer Contributions is not Member directed.


    The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

         The following description provides only general information relating to the Plan and is qualified by the terms of the Plan. Capitalized terms which are not otherwise defined herein are defined in the Plan. Members should refer to the Summary Plan Description or the Plan document for a more complete explanation of the Plan's provisions. The Plan document is controlling at all times.

         The Daniel Industries, Inc. Employees' Profit Sharing and Retirement Plan (the "Profit Sharing Plan") was initially established effective September 30, 1953. The Daniel Industries, Inc. Employees' Savings Plan (the "Savings Plan") was initially established effective October 1, 1982, as a stock purchase plan and was amended to become a pre-tax savings plan effective April 1, 1984. Effective October 1, 1991, the Profit Sharing Plan was merged into the Savings Plan. The Savings Plan was thereafter called the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan (the "Plan") and was amended from time to time to reflect certain changes in the Internal Revenue Code, as amended (the "Code") and other changes.

         The Plan has been amended and restated effective January 1, 1998. See Note 5.

         Effective January 1, 1998, the Plan changed its fiscal year end from a twelve month period ending September 30 to a twelve month period ending December
31. The statement of changes in net assets is presented for the three months ended December 31, 1997.


         Participation

         The Plan is a defined contribution plan in which each Employee of Daniel Industries, Inc. (the "Company" or the "Sponsor"), Daniel Measurement and Control, Inc. (formerly Daniel Flow Products, Inc.), Daniel Valve Company and Oilfield Fabricating and Machine, Inc. (together, the "Employers") is initially eligible to participate on the second Entry Date (the first day of each Calendar Quarter) next following the date such Employee was first employed by an Employer.

         Contributions

         The Plan provides for Discretionary Employer Contributions in such amount, if any, that shall be determined by the Employers. Upon receipt of the related funds from the Employers, these contributions are allocated among each Employer's Active Members in the proportion which the Considered Compensation of each Member for the Plan Year bears to the total Considered Compensation of all Members of that Employer for the Plan Year. Prior to receipt of the related funds previously determined to be contributed by the Employers, these contributions appear as unallocated amounts in the financial statements. The Employers did not make a Discretionary Employer contribution for the three month period ended December 31, 1997.

         Further, an eligible Employee may choose, by completing and returning to the Administrative Committee of the Plan (the "Administrative Committee") a Salary Deferral Agreement, to authorize his Employer to reduce his Considered Compensation by a certain amount and to contribute on his behalf such amount to a trust (the "Trust") created under the Plan. The maximum reduction in compensation that a Member participating in the Plan may elect for contribution to the Plan is determined by the Administrative Committee; the nontaxable portion of each Member's annual Salary Deferral Contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($9,500 for the 1997 calendar year). In addition, such contributions by Members who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) are subject to nondiscrimination limitations that are affected by contributions made by all other Members.

         Each Employer makes contributions ("Salary Deferral Contributions") for each Member employed by such Employer in amounts equal to the amounts by which each such Member's Considered Compensation was reduced pursuant to his Salary Deferral Agreement. In addition, each Employer is required to make a matching contribution (an "Employer Matching Contribution") for each Member employed by such Employer in an amount equal to the lesser of 1.5% of such Member's Considered Compensation or 50% of such Member's Salary Deferral Contributions. Under certain circumstances, a Member may make additional Rollover Contributions and Voluntary Employee Contributions to the Trust.

         Salary Deferral Contributions, Employer Matching Contributions and Discretionary Employer Contributions made on behalf of each Member are credited to such Member's Salary Deferral Contribution Account, Employer Matching Contribution Account and Discretionary Employer Contribution Account, respectively. Each of such Accounts reflects the contributions, forfeitures and Investment Gain or Loss allocated to such Account. A Member's Discretionary Employer Contribution Account, Salary Deferral Contribution Account, Employer Matching Contribution Account, Rollover Contribution Account and Voluntary Employee Contribution Account are referred to collectively as a Member's Accounts.

         A summary of Members' Salary Deferral Contributions and a summary of Employer Matching Contributions for the three month period ended December 31, 1997, are as follows:


                                                             Members' Salary Deferral
                                                     Contributions for Three Month Period
                                                             Ended December 31, 1997
                                                     -------------------------------------
          Employer
-----------------------------
Daniel Industries, Inc.                                                $     44,059
Daniel Measurement and Control, Inc.                                        308,793
Oilfield Fabricating & Machine, Inc.                                         14,505
Daniel Valve Company                                                        106,420
                                                                       ------------
                                                                       $    473,777
                                                                       ============






                                                                 Employer Matching
                                                    Contributions for Three Month Period
                                                            Ended December 31, 1997
                                                    -------------------------------------
          Employer
-----------------------------
Daniel Industries, Inc.                                                $     10,621
Daniel Measurement and Control, Inc.                                         76,715
Oilfield Fabricating & Machine, Inc.                                          3,134
Daniel Valve Company                                                         25,806
                                                                       ------------
                                                                       $    116,276
                                                                       ============

         Investments

         The Plan provides for assets held by the Plan as a result of Employer Matching Contributions to be invested in the Sponsor Stock Fund. Assets held by the Plan as of June 30, 1995, as a result of Discretionary Employer Contributions and invested in the fund entitled the Company Stock Fund shall be invested in the Sponsor Stock Fund. The Plan further provides that assets held by the Plan as a result of Salary Deferral Contributions, Discretionary Employer Contributions (except as specified above) and Rollover Contributions shall be invested in such categories of assets as may be determined by the Administrative Committee. Such categories of assets include nine investment alternatives. Except for the Janus Worldwide Fund, which is managed by Janus Capital and the Sponsor Stock fund, all of the investment alternatives are mutual funds managed by Fidelity Management and Research Company. The investment options are as follows:

Fidelity Retirement Government Money Market Portfolio - invests in U.S. Government securities and repurchase agreements for these securities.

Fidelity Intermediate Bond Fund - normally invests in investment grade debt securities.

Fidelity Growth & Income Portfolio - invests mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

Fidelity Puritan Fund - invests in a broadly diversified portfolio of high-yielding equity and debt securities.

Fidelity Blue Chip Growth Fund - invests mainly in common stocks of well-known and established companies.

Fidelity Contrafund - invests mainly in equity securities of companies that are undervalued or out-of-favor.

Fidelity Spartan U.S. Equity Index Fund - invests primarily in equity securities of the companies that make up the S&P 500 Index. This investment option became effective October 1, 1997.

Janus Worldwide Fund - invests mainly in the common stocks of foreign and domestic companies. This investment option became effective October 1, 1997.

Sponsor Stock Fund - invests primarily in Daniel Industries, Inc.
common stock.

In addition, a loan to a Member is a Member-directed investment of that Member's Account.

         Earnings and losses on assets in the investment funds are allocated solely to the Account of the Member, or Beneficiary, on whose behalf the investment in the fund was made.

         The Plan provides that each Member is required to designate the percentage of his share of Salary Deferral Contributions and Discretionary Employer Contributions and of his Rollover Contributions to be invested in each fund. A Member has the right to change the percentage of his share of such contributions to be invested in a particular fund on any business day. In addition, a Member has the right to change, by amount or percentage, his interest in each of his Accounts (subject to limitations described above) to be invested in the respective funds on any business day. Members may participate in all funds simultaneously. As Employer Matching Contributions are invested in the Sponsor Stock Fund, all Members who are eligible for such contributions become participants in such fund.

         Vesting

         A Member is always 100% vested in all of his Accounts except his Discretionary Employer Contribution Account. The balance in each Member's Discretionary Employer Contribution Account vests with such Member in 20% annual increments beginning with such

Member's third employment anniversary date. Accordingly, Members are fully vested at the end of seven years. A Member's interest in the Discretionary Employer Contribution Account also becomes fully vested upon Retirement or upon death or Separation on account of Total and Permanent Disability. Non-vested amounts are forfeited upon termination of employment and are used to restore any accounts required to be restored. Any excess forfeited balances at the end of the Plan Year are allocated to remaining Members on the same basis used to allocate Discretionary Employer Contributions of the Employers as described above.

         Effective January 1, 1998, all Members will become fully vested in their Discretionary Employer Contribution Account.

         Distributions and Withdrawals

         Upon the death, Total Permanent Disability, or Retirement of a Member, or his termination of employment with his Employer, such Member or his validly designated Beneficiary is entitled to a distribution of the vested interest of the amount in the Member's Accounts net of any outstanding loans.

         Each Member who has completed five Years of Vesting Service and who has given written notice to the Administrative Committee may withdraw a specified amount of his Discretionary Employer Contribution Account, but not in excess of 25% of his vested interest in such account. The number of such withdrawals available to a Member is limited to one prior to his completion of ten years of Vesting Service and one subsequent to his completion of ten years of Vesting Service.

         A Member who is suffering a qualifying financial hardship may file a written request with the Administrative Committee to withdraw from his Salary Deferral Contribution Account, Employer Matching Contribution Account and Rollover Contribution Account an amount necessary to ease his hardship. However, a Member is not entitled to make a financial hardship withdrawal of any earnings credited to the Member's Salary Deferral Contribution Account or of any Employer Matching Contributions or earnings credited to the Member's Employer Matching Contribution Account after December 31, 1988.

         Upon reaching age 55 and completing 25 Years of Vesting Service, a Member, upon giving written notice to the Administrative Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts other than his Salary Deferral Contribution Account. Upon reaching age 60 and completing 25 Years of Vesting Service, a Member, upon giving written notice to the Administrative Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts (exclusive of any Account(s) from which he made a prior withdrawal pursuant to this provision).

         The Plan provides that, for the purpose of receiving a distribution or making any of the withdrawals described above, a Member's Accounts shall be valued on the Valuation Date coincident with the distribution or withdrawal.

         Subject to the limitations established by Section 401(a)(9) of the Code, distributions are payable in accordance with the Member's choice in cash or in kind, or both, in any one or a combination of the following manners: (i) in one lump sum; or (ii) in substantially equal periodic installments for a specified number of years not to exceed the greater of (a) 25 years or (b) the life expectancy of the Member or the joint and last survivor life expectancy of the Member and his spouse or other Beneficiary or such shorter period as may result from the allocation of losses to his Accounts.

         Loans

         A Member may borrow up to 50% of his Employer Matching Contribution Account, Salary Deferral Contribution Account and Rollover Contribution Account. The minimum amount that may be borrowed is $1,000 and the maximum is $50,000. A Member may have no more than one loan outstanding at any time. At December 31, 1997, the Plan had outstanding loans to Members in the amount of $598,797, earning interest at rates ranging from 7.90% to 9.82%.

         Trustee and Investment Manager

         The Trustee of the Plan is Fidelity Management Trust Company. Under the terms of the Plan, as amended, and/or the Trust Agreement between the Company and Fidelity Management Trust Company, the Trustee's duties are to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instruction of the Members and the terms of the Trust, and to perform certain ministerial, record keeping and administrative functions under the Plan. The Trustee is appointed by the Board of Directors of the Company and serves as Trustee under the terms of the Trust and the Plan until termination of the Trust, the resignation of the Trustee or the removal of the Trustee by the Board of Directors of the Company. In addition, the Trustee shall vote the shares of the Company's common stock and the shares of the mutual funds held by the Trust subject to instruction by the Members who have interests in the Sponsor Stock fund and in the mutual funds.

         With the exception of the Sponsor Stock fund, Fidelity Management Research Company and Janus Capital, the Plan's investment managers, make investment decisions regarding all of the Plan's investments. The investment managers are appointed by the Plan's Administrative Committee which reviews their performance.

         Termination of the Plan

         The Company currently intends to continue the Plan indefinitely, but it may terminate the Plan at any time, withdraw from the Plan, or amend it in whole or in part. Any Employer that has adopted the Plan may terminate the Plan with respect to itself by executing and delivering to the Trustee a notice of termination that specifies the date on which the Plan will terminate. If the Plan is terminated, all vested and non-vested amounts credited to the Accounts of each Member will be paid to such Member or his Beneficiary after payment of all expenses and adjustments.

Note 2 - Significant Accounting Policies

         Basis of Presentation

         The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         Investments

         Investments are stated at fair market value as determined by quoted market prices as of the end of the Plan Year.

         Recognition of Income

         Interest income is recorded as earned on an accrual basis. Any change in the net asset value of each mutual fund is recorded in the Statement of Changes in Net Assets Available for Benefits with Fund Information as net appreciation (depreciation). Dividends are recorded when distributed to Members.

         Net Appreciation and Depreciation of Investments

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation or (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or (depreciation) on those investments. The Department of Labor requires that the components of net appreciation (depreciation) for investments be segregated and calculated on a revalued cost basis for ERISA annual report (Form 5500) reporting purposes. Under the revalued cost basis, realized gains (losses) are calculated by taking the proceeds from the sale of assets less the fair value of the assets at the beginning of the Plan Year, or at time of purchase if acquired during the current Plan Year. Unrealized appreciation (depreciation) of investments is calculated by taking the fair value of the assets at the end of the Plan Year less the fair value of the assets at the beginning of the Plan Year, or at time of purchase if acquired during the current Plan Year. For purposes of the Annual Report on Form 11-K, the components are not segregated.

         Use of Estimates

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles may require the Plan's management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that any estimates made in connection with these financial statements are reasonable.

         Risks and Uncertainties

         The Plan is subject to the normal risks associated with international and domestic debt, equity and venture capital markets.

         Administrative Expenses

         Trustee and recordkeeping fees and expenses relating to the Plan's mutual funds are paid by the Plan. Legal and audit fees relating to the Plan are paid by the Company.

Note 3 - Member Distribution Obligations

         Distribution payments to members are recognized only upon payment. Obligations for distribution payments to Members are reflected as liabilities in the Form 5500 Annual Return/Report of Employee Benefit Plan.

Note 4 - Federal Income Tax Status

         Based on the design and current operation of the Plan, management believes that the Plan is qualified under Section 401(a), and, therefore, the Trust is exempt from taxation under Section 501(a) of the Code. The Internal Revenue Service granted a favorable letter of determination to the Plan on April 24, 1996. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Trust are tax exempt and Members are not taxed on their benefits until withdrawn from the Plan and not rolled over into another qualified plan or individual retirement account.

Note 5 - Subsequent Events

         The Plan has been amended and restated effective January 1, 1998, to provide for the following:

         1)       A change in the Plan Year to the calendar year.

         2) The merger of the Bettis Corporation Retirement Savings Plan and the Shafer Valve company 401(k) Plan into the Plan. Assets totaling $7,536,763 and $2,827,193 respectively were transferred into the Plan at the time of the merger.


         3) A Matching Contribution of 100% of the first three percent of a Member's Considered Compensation contributed to the Plan as Salary Deferral Contributions and 50% of the next two percent of a Member's Considered Compensation contributed to the Plan as Salary Deferral Contributions.

         4) Assets held by the Plan as a result of Employer Matching Contributions to be invested, according to each Member's direction, in such categories of assets as may be determined by the Administrative Committee.

         5) The elimination of the vesting schedule with regard to the Discretionary Employer Contribution Account.

         6) A Supplemental Contribution to be made by the Employer on a discretionary basis.

         7) Assets held by the Plan as of June 30, 1995, as a result of Discretionary Employer Contributions, to be invested effective January 1, 1999, according to each Member's direction, in such categories of assets as may be determined by the Administrative Committee.

         8) On June 24, 1999, the Company was acquired by Emerson Electric Co. As a result of this acquisition, all shares of Common Stock of the Company will be converted into cash.

                                                                      Schedule 1

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1997

      (b) Identity of issue,                 (c) Description of investment including
          borrower, lessor                       maturity date, rate of interest,                              (e) Current
(a)       or similar party                       collateral, par or maturity value              (d) Cost            Value
---   --------------------------             ---------------------------------------           -----------      -----------
*     Sponsor Stock Fund                         Common Stock                                  $ 4,186,748      $10,186,412

*     Fidelity Contrafund                        Mutual Fund                                     3,849,068        4,298,950
*     Fidelity Blue Chip Growth Fund             Mutual Fund                                     3,969,147        4,711,801
*     Fidelity Growth & Income
      Portfolio                                  Mutual Fund                                    12,143,176       17,215,655
*     Fidelity Puritan Fund                      Mutual Fund                                     1,407,957        1,533,655
*     Fidelity Intermediate Bond Fund            Mutual Fund                                     6,057,221        6,031,922
*     Fidelity Retirement Government
        Money Market Portfolio                   Mutual Fund                                     2,653,939        2,653,939
*     Fidelity Spartan U.S.
        Equity Index Fund                        Mutual Fund                                       937,265          946,975
      Janus Worldwide Fund                       Mutual Fund                                       133,293          122,842
*     Participant Loans                          Loans, with interest ranging
                                                    from 7.90% to 9.38%                                 -           598,787
                                                                                               -----------      -----------

               Plan assets held for investment purposes                                        $35,337,814      $48,300,938
                                                                                               ===========      ===========


* Represents an investment associated with a party in interest.

                                                                     SCHEDULE 2


                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                   THREE MONTH PERIOD ENDED DECEMBER 31, 1997


                                                                                                   (h)
                                                                                                 Current
   (a)                                                                                           value of
Identity of              (b)                    (c)              (d)              (g)            asset on            (i)
   party             Description              Purchase         Selling            Cost         transaction         Net gain
  involved             of asset                price            price           of asset           date            or(loss)
-----------           ----------              -------           ------         ----------         ------          ---------
Fidelity               Sponsor            $    761,682     $    590,663     $    408,509     $    590,663      $   182,154
Investments           Stock Fund

Fidelity               Growth &                886,204          984,869          751,839          984,869          233,030
Investments          Income Fund

Fidelity             Intermediate              285,179          247,720          249,665          247,720          (1,945)
Investments           Bond Fund

Fidelity              Retirement               621,278          625,312          625,312          625,312                -
Investments           Government
                     Money Market
                         Fund

Fidelity              Blue Chip                455,904          469,127          364,061          469,127          105,066
Investments          Growth Fund

Fidelity              Contrafund               687,675          634,852          511,616          634,852          123,236
Investments

Fidelity             Puritan Fund              251,684          275,922          252,240          275,922           23,682
Investments

Fidelity             Spartan U.S.              972,839           35,895           35,574           35,895              321
Investments          Equity Index

Janus Funds           Worldwide                133,293                0          133,293                0                0
                         Fund

Columns (e) and (f) have been omitted because they are not applicable.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed five percent of the Plan's assets as of the beginning of the Plan year.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------

  23             Consent of Independent Accountants